VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

August 3, 2009

Re: ENGlobal Corporation ("ENGlobal" or "the Company")
    Form 10-K for the fiscal year ended December 31, 2008
    Form 10-Q for the period ended March 31, 2009
    Schedule 14A filed on April 30, 2009
    File No. 1-14217

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal's responses to the comments posed by the staff of the Securities and Exchange Commission set forth in your comment letter dated July 24, 2009. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

1. It appears from your response to comment 10 from our letter dated June 17, 2009 that your reserve for known contingencies does not include amounts owed for self-insurance liability accruals. Please show us how you will revise the insurance portion of footnote 19 on page 89 to discuss the amount of self-insurance liabilities as of each period end and the balance sheet line item that includes your accrual for self insurance liabilities.

        Information similar to the following will be included in future filings:

                  Our self-insurance liability, which is included in the Accrued Compensation and Benefits line on the balance sheet, was $1.4 million as of December 31, 2008 and $0.9 million as of December 31, 2007.

2. We have reviewed your response to prior comment 18 and understand that you believe the $3 million receivable is fully collectible. However, it is unclear whether you believe there is any risk of loss associated with Bigler's claim against you for lack of delivery of notice with respect to the lien and breach of contract. Please revise your filing to specifically indicate if you assess your risk of loss associated with Bigler's claims against you as remote, possible, probable or undeterminable at this time. Refer to paragraphs 8-10 of SFAS 5 as well as SAB Topic 5:Y. Please show us in your supplemental response what the revisions will look like.

         At the time of our 10-Q filing, it was undeterminable as to whether there was a risk of loss associated with Bigler's claims against us. Therefore, the following information would be added to the existing language. We will reassess this at the end of each quarter and update the status and/or loss contingency as necessary.

                  At this time, we do not have sufficient information to fully assess this claim. Therefore, any possible related loss is currently undeterminable.

In responding to the comments received from the Securities and Exchange Commission, ENGlobal acknowledges that:

         ENGlobal is responsible for the adequacy and accuracy of the disclosure in their filings;

         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

         ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

If you have any questions regarding these comments, please direct them to Robert
W. Raiford at (409) 840-2578.

ENGlobal Corporation

/s/  Robert W. Raiford

Robert W. Raiford
Chief Financial Officer

Cc:      Division of Corporation Finance
         Mr. William Coskey, Chairman
         and Chief Executive Officer, ENGlobal
         Mr. Randy Hale, Audit Committee Chairman
         ENGlobal Board of Directors